UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2020

Fundrise Income eREIT 2019, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10969

Delaware	83-3408191
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information contained in our latest offering circular (our “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Unless otherwise indicated, latest results discussed below are as of June 30, 2020. The financial statements included in this filing as of June 30, 2020 and for the six months ended June 30, 2020 and for the period beginning February 1, 2019 (inception) through June 30, 2019 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Income eREIT 2019, LLC is a Delaware limited liability company formed on February 1, 2019 to originate, invest in, and manage a diversified portfolio of real investments and other real estate-related assets. We may also invest in real estate-related debt securities (including commercial mortgage-backed securities (“CMBS”), collateralized debt obligations (“CDOs”), and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “Fundrise Income eREIT 2019”, the “Company”, “we”, “us” or “our” in this Semiannual Report refer to Fundrise Income eREIT 2019, LLC unless the context indicates otherwise.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company operates in a manner intended to qualify for treatment as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986.

We are externally managed by our Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), that allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve-month period (the “Offering(s)”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2020 and December 31, 2019, we had raised total gross offering proceeds of approximately $49.7 million and $47.2 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,974,000 and 4,717,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2020, approximately $300,000 of our previously qualified common shares remained available for sale (based on our current share price) to the public under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until December 31, 2019, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be adjusted semi-annually and, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value ("NAV"), divided by the number of our common shares outstanding as of the end of the prior semi-annual period ("NAV per share").

Below is the semi-annual NAV per share, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2019	$10.00	Form 1-U
June 30, 2020	$10.11	Form 1-U

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level. For example, in response to the global outbreak of a new strain of coronavirus (“COVID-19”), the Manager determined to reduce distributions in the short-term in order to preserve liquidity at the Company level; however, the Manager does not expect this trend to continue long-term, as, among other things, as a REIT, we are required to distribute at least 90% of our REIT taxable income annually.

On October 9, 2019, we paid our first distribution to shareholders for the distribution period of September 1, 2019 through October 1, 2019. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from October 2, 2019 through October 1, 2020, as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share	Date of Declaration	Payment Date (1)	Annualized Yield (2)	Link
09/01/2019 - 10/01/2019	0.0020547945	08/29/2019	10/09/2019	7.50%	Form 1-U
10/02/2019 - 10/31/2019	0.0023287671	10/01/2019	01/13/2020	8.50%	Form 1-U
11/01/2019 - 11/30/2019	0.0025342466	10/31/2019	01/13/2020	9.25%	Form 1-U
12/01/2019 - 12/31/2019	0.0031506849	11/26/2019	01/13/2020	11.50%	Form 1-U
01/01/2020 - 01/31/2020	0.0027397260	12/23/2019	04/09/2020	10.00%	Form 1-U
02/01/2020 - 02/29/2020	0.0026712329	01/26/2020	04/09/2020	9.75%	Form 1-U
03/01/2020 - 03/31/2020	0.0030136986	02/26/2020	04/09/2020	11.00%	Form 1-U
04/01/2020 - 04/30/2020	0.0021917808	03/30/2020	07/09/2020	8.00%	Form 1-U
05/01/2020 - 05/31/2020	0.0023287671	04/29/2020	07/09/2020	8.50%	Form 1-U
06/01/2020 - 06/30/2020	0.0023287671	05/27/2020	07/09/2020	8.50%	Form 1-U
07/01/2020 - 07/31/2020	0.0023287671	06/29/2020	10/21/2020	8.50%	Form 1-U
08/01/2020 - 08/31/2020	0.0023287671	07/30/2020	10/21/2020	8.50%	Form 1-U
09/01/2020 - 10/01/2020	0.0023287671	08/28/2020	10/21/2020	8.50%	Form 1-U
Weighted Average	0.0024873193 (3)			9.08% (4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.
(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from September 1, 2019 through October 1, 2020.
(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. Through December 31, 2019, the Company's redemption plan provided that, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

Effective as of March 31, 2020, our Manager determined to (i) suspend the processing and payment of redemptions under our redemption plan until further notice, and (ii) delay the consideration and processing of all outstanding redemption requests until further notice. We have resumed the processing and payment of redemptions under our redemption plan as of June 30, 2020. As such, and combined with the change in processing redemptions quarterly instead of monthly and increased redemption requests arising from the COVID-19 pandemic, redemptions payable have increased on the balance sheet from December 31, 2019 to June 30, 2020.

As of June 30, 2020, approximately 401,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, Summary of Significant Accounting Policies, in our financial statements, for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from net interest income on our real estate debt investments, as well as cash flow distributions from equity method investees and equity in earnings from our investments in unconsolidated joint ventures. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our financial statements for further detail.

Results of Operations

On July 5, 2019, we substantially commenced operations. For the six months ended June 30, 2020 and for the period February 1, 2019 (inception) to June 30, 2019, we had total net loss of approximately $450,000 and $0, respectively.

Revenue

Interest Income

For the six months ended June 30, 2020 and for the period February 1, 2019 (inception) to June 30, 2019, we earned interest income of approximately $834,000 and $0, respectively, from our real estate debt investments. The increase in interest income is due to the commencement of operations in July 2019 and our first three investments in real estate debt investments acquired subsequent to June 30, 2019.

Equity in Earnings (Losses)

For the six months ended June 30, 2020 and for the period February 1, 2019 (inception) to June 30, 2019, we incurred equity in earnings (losses) of approximately $(961,000) and $0, respectively, from our equity method investees. The increase in equity in earnings (losses) is due to the commencement of operations in July 2019 and our subsequent investment in three joint ventures, two of which have equity losses for the six months ended June 30, 2020.

Other Income

For the six months ended June 30, 2020 and for the period February 1, 2019 (inception) to June 30, 2019, we had other income of approximately $16,000 and $0, respectively, which was primarily from servicing fees earned on our real estate debt investments and dividends earned on our money market investments. The increase in other income is due to the commencement of operations in July 2019.

Expenses

General and Administrative

For the six months ended June 30, 2020 and for the period February 1, 2019 (inception) to June 30, 2019, we incurred general and administrative expenses of approximately $132,000 and $0, respectively, which included auditing and professional fees, bank fees, and other costs associated with operating our business. The increase in general and administrative expenses is due to the commencement of operations in July 2019.

Asset Management and Other Fees – Related Party

For the six months ended June 30, 2020 and for the period February 1, 2019 (inception) to June 30, 2019, we incurred asset management fees of approximately $203,000 and $0 from our investments, respectively. The increase asset management fees is due to the commencement of operations in July 2019.

Interest Expense

For the six months ended June 30, 2020 and for the period February 1, 2019 (inception) to June 30, 2019, we incurred interest expense of approximately $4,000 and $0, respectively. See Note 7, Related Party Arrangements, in our financial statements for further detail. The increase in interest expense is due to the commencement of operations in July 2019.

Our Investments

As of June 30, 2020, we had entered into the following investments. See “Recent Developments” for a description of investments we have made since June 30, 2020. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Senior Secured Loans	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date(2)	Total Commitment (3)	LTV (4)	LTC (5)	Overview (Form 1-U)
4927 Washington Senior Loan	Los Angeles, CA	Land	07/19/2019	9.9%	07/19/2020	$3,000,000	64.2%	84.7%	Initial

(1)	Interest Rate refers to the projected the annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the senior loan, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return(1)	Redemption Date(2)	Total Commitment (3)	LTV(4)	LTC(5)	Overview (Form 1-U)
Grand Prairie Controlled Subsidiary	Grand Prairie, TX	Multifamily	09/06/2019	10.5%	09/06/2029	$4,275,000	82.5%	-	Initial
Buda Controlled Subsidiary (6)	Buda, TX	Multifamily	12/03/2019	9.8%	01/01/2030	$10,220,000	-	-	Initial Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.
(2)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.
(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. We generally use LTV for properties that are generating cash flow.
(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved.
(6)	On August 21, 2020, the Buda Controlled Subsidiary investment was redeemed in full.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Type Of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
Ingleside Controlled Subsidiary	North Charleston, SC	Multifamily	09/30/2019	$15,000,000	Initial
Hampden Controlled Subsidiary	Greenville, SC	Multifamily	09/30/2019	$14,000,000	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

As of June 30, 2020, the Company's investments in companies that are accounted for under the equity method of accounting included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 7, Related Party Arrangements for further information regarding National Lending, LLC.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offering to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2020, we had deployed approximately $48.4 million for six investments and had approximately $5.0 million in cash and cash equivalents. As of June 30, 2020, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We currently have outstanding Company level debt of approximately $0 and $5.2 million as of September 11, 2020 and June 30, 2020. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 40-60% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s future performance and future financial results. The Company is unable to quantify the impact COVID-19 may have on its future financial results at this time.

While we are encouraged by the relative stability of our real estate loan performance, in particular with regards to residential property, the country has entered a period of a high degree of uncertainty and volatility as a result of COVID-19. Although that is likely to mean a period of economic stress, broadly speaking, we believe the Company is well positioned to withstand potential economic shocks or slowdown in the economy.

First, 100% of the Company’s investments are in rental property and residential development. Housing, like food, is a basic good rather than a discretionary expense so we believe that it should perform more resiliently in a downturn. Second, approximately 95% of the portfolio consists of newly built or renovated, stabilized multifamily assets with long term fixed rate debt at moderate levels of leverage. Management has consistently sought to lock in long-term, fixed interest rates and in-place loan extensions on apartment acquisitions in order to protect against the risk that credit markets freeze or become disrupted, a situation which is now becoming increasingly probable. Our belief is a portfolio of primarily preferred equity investments is likely to be more stable than most other assets.

Lastly, the current interest rate environment has dramatically eased as a result of the Federal Reserve materially lowering rates. Capital markets expect the Federal Reserve to maintain interest rates near zero for a number of years and continue to inject more liquidity into the market (similar to previous quantitative easing). Historically when the market recovers, hard assets, such as real estate, see an increase in value as a result of the expanded monetary base.

Off-Balance Sheet Arrangements

As of June 30, 2020 and December 31, 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 7, Related Party Arrangements in our financial statements.

Recent Developments

Investments

The following tables summarize real estate investments redeemed by the Company since June 30, 2020 (through September 11, 2020):

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Redemption Date(1)	Total Commitment(2)	Overview (Form 1-U)
Buda Controlled Subsidiary	Buda, TX	Multifamily	12/03/2019	08/21/2020(3)	$10,220,000	Update

(1)	Redemption Date refers to the initial or redemption date of each asset, and does not take into account any extensions that may be available.

(2)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(3)	On August 21, 2020, Buda Controlled Subsidiary repaid the remaining balance of approximately $10.2 million plus outstanding interest.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2020	Beginning on July 1, 2020 the per share purchase price of our common shares was updated to $10.11 due to a semi-annual change in NAV. More information can be found here.
Status of our Offering	09/11/2020	As of September 11, 2020, we had raised total gross offering proceeds of approximately $49.8 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4,985,000 of our common shares.
Payoff of National Lending Notes	08/26/2020	On August 26, 2020, the Company fully repaid two outstanding promissory notes to National Lending, including $5.2 million of principal and approximately $12,000 of accrued interest.
Declaration of August 2020 Distributions	07/30/2020	On July 30, 2020, our Manager declared a daily distribution of $0.0023287671 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2020 and ending on August 31, 2020. More information can be found here.
Declaration of September 2020 Distributions	08/28/2020	On August 28, 2020, our Manager declared a daily distribution of $0.0023287671 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2020 and ending on October 1, 2020. More information can be found here.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO UNAUDITED FINANCIAL STATEMENTS OF

Fundrise Income eREIT 2019, LLC

Fundrise Income eREIT 2019, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (*)
ASSETS
Cash and cash equivalents	$5,034	$1,999
Interest receivable	97	55
Other assets	3	7
Real estate debt investments	16,533	16,533
Accrued interest, PIK	134	77
Investments in equity method investees	28,436	27,741
Total Assets	$50,237	$46,412

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$71	$47
Interest paid in advance reserve	18	168
Due to related party	270	1
Note payable - related party	5,204	-
Settling subscriptions	-	61
Distributions payable	1,357	1,347
Redemptions payable	2,681	231
Other liabilities	206	353
Total Liabilities	9,807	2,208

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 4,974,220 and 4,716,856 shares issued and 4,573,005 and 4,679,248 shares outstanding as of June 30, 2020 and December 31, 2019, respectively	49,540	47,163
Redemptions - common shares	(3,884)	(367)
Retained Earnings (Accumulated deficit)	(5,226)	(2,592)
Total Members’ Equity	40,430	44,204
Total Liabilities and Members’ Equity	$50,237	$46,412

* Derived from audited financial statements.

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT 2019, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Period February 1, 2019 (Inception) to June 30, 2019 (unaudited)
Income (loss)
Interest income	$834	$-
Equity in earnings (losses)	(961)	-
Other income	16	-
Total income (loss)	(111)	-

Expenses
Asset management and other fees – related party	203	-
Interest Expense	4	-
General and administrative expenses	132	-
Total expenses	339	-

Net income (loss)	$(450)	$-

Net income (loss) per common share	$(0.09)	$-
Weighted average number of common shares outstanding	4,819,202	2,912

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Income eREIT 2019, LLC

Statements of Members’ Equity

For the Six Months Ended June 30, 2020 and For the Period February 1, 2019 (Inception) to June 30, 2019 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
December 31, 2019	4,679,248	$46,796	$(2,592)	$44,204
Proceeds from issuance of common shares	257,364	2,574	-	2,574
Offering costs	-	(197)	-	(197)
Distributions declared on common shares	-	-	(2,184)	(2,184)
Redemptions of common shares	(363,607)	(3,517)	-	(3,517)
Net income (loss)	-	-	(450)	(450)
June 30, 2020	4,573,005	$45,656	$(5,226)	$40,430

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	Deficit)	Equity
February 1, 2019 (Inception)	-	$-	$-	$-
Proceeds from issuance of common shares	10,750	108	-	108
June 30, 2019	10,750	$108	$-	$108

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT 2019, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Period February 1, 2019 (Inception) to June 30, 2019 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(450)	$-
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Organizational expense	18	-
Equity in (earnings) losses	961	-
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	(42)	-
Net (increase) decrease in other assets	4	-
Net (increase) decrease in accrued interest, PIK	(57)	-
Net increase (decrease) in accounts payable and accrued expenses	5	-
Net increase (decrease) in interest paid in advance	(150)	-
Net increase (decrease) in due to related party	107	-
Net increase (decrease) in other liabilities	(1)	-
Net cash provided by (used in) operating activities	395	-
INVESTING ACTIVITIES:
Investment in real estate debt investments	(146)	-
Investment in equity method investees	(2,413)	-
Distributions received from equity method investees	757	-
Net cash provided by (used in) investing activities	(1,802)	-
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	2,510	108
Proceeds from note payable - related party	5,200	-
Cash paid for shares redeemed	(1,067)	-
Distributions paid	(2,171)	-
Offering costs paid	(30)	-
Net cash provided by (used in) financing activities	4,442	108

Net increase (decrease) in cash and cash equivalents	3,035	108
Cash and cash equivalents, beginning of period	1,999	-
Cash and cash equivalents, end of period	$5,034	$108

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Distributions payable	$1,357	$-
Redemptions payable	$2,681	$-
Distributions reinvested in Fundrise Income eREIT 2019, LLC through programs offered by Fundrise Advisors, LLC	$3	$-
Offering Costs Payable	$19	$-
Offering Costs Accrued	$165	$-
Construction reserve holdback	$204	$-

The accompanying notes are an integral part of these financial statements.

Fundrise Income eREIT 2019, LLC

Notes to Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Income eREIT 2019, LLC was formed on February 1, 2019, as a Delaware limited liability company and commenced operations on July 5, 2019. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Income eREIT 2019, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans, real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes for the six months ended June 30, 2020 and the year ended December 31, 2019. We hold substantially all of our assets directly, and as of June 30, 2020, we have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $50.0 million of shares on May 22, 2019, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50.0 million.

As of June 30, 2020 and December 31, 2019, after redemptions, the Company has net common shares outstanding of approximately 4,573,000 and 4,679,000, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2020 and December 31, 2019, the Sponsor owned 500 common shares. In addition, as of June 30, 2020 and December 31, 2019, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 9,500 common shares at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of June 30, 2020 and December 31, 2019, the total amount of equity outstanding by the Company on a gross basis was approximately $45.9 million and $46.8 million, respectively, and the total amount of settling subscriptions was approximately $0 and $61,000, respectively. Both of these amounts were based on a $10.00 per share price.

The Company's Manager has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. For the six months ended June 30, 2020 and for the period February 1, 2019 (inception) to December 31, 2019, approximately $3,000 and $20,000, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 balance sheet and certain related disclosures are derived from the Company’s December 31, 2019 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and for the period from February 1, 2019 (inception) to June 30, 2019, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs may include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. Upon the Company’s NAV exceeding the Hurdle Rate, it will recognize a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense to for organizational costs.

As of June 30, 2020 and December 31, 2019, the Manager had incurred cumulative organizational and offering costs of approximately $168,000 and $136,000, respectively, on behalf of the Company. The Hurdle Rate was met as of June 30, 2020, and approximately $165,000 and $0 of offering costs were reimbursed or were reimbursable to the Manager as of June 30, 2020 and December 31, 2019, respectively. During the six months ended June 30, 2020 and for the period from February 1, 2019 (inception) to June 30, 2019, the Company reimbursed the Manager $0 in offering costs. As such, approximately $165,000 and $0 remained payable to the Manager as of June 30, 2020 and December 31, 2019, respectively. Of the total costs due to the Manager as of June 30, 2020, approximately $18,000 was related to organizational costs and included as a general and administrative expense in the statements of operations.

As of June 30, 2020 and December 31, 2019, the Company directly incurred total offering costs of approximately $55,000 and $6,000, respectively.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity (“VIE”) or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2020 and for the period from February 1, 2019 (inception) to June 30, 2019.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to semi-annual analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. As of June 30, 2020 and December 31, 2019, no real estate debt investments were considered impaired. As such, no impairment losses were recorded related to real estate debt investments the six months ended June 30, 2020 and for the period from February 1, 2019 (inception) to June 30, 2019.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company’s redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (“COVID-19”), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager has determined to resume the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2020 and during the period February 1, 2019 (inception) to June 30, 2020. No gross deferred tax assets or liabilities have been recorded as of June 30, 2020 or December 31, 2019.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB’) issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, in response to the adverse impact of the COVID-19 global pandemic, the FASB issued an update to defer the effective date of the standard to annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848) which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions that reference the London interbank offered rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2020	For the Period February 1, 2019 (Inception) to December 31, 2019
Beginning balance	$27,741	$-
New investments in equity method investees	2,413	29,422
Distributions received	(757)	(294)
Equity in earnings (losses) of equity method investees	(961)	(1,387)
Ending balance	$28,436	$27,741

As of June 30, 2020 and December 31, 2019, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, an 85% non-controlling member interest in Mosby Ingleside JV, LLC (accounted for under a common control transaction), whose activities are carried out through the following wholly-owned asset: Mosby Ingleside, a multi-family complex in North Charleston, SC.

(2)	Acquired in 2019, an 85% non-controlling member interest in Mosby Poinsett JV, LLC (accounted for under a common control transaction), whose activities are carried out through the following wholly-owned asset: Mosby Poinsett, a multi-family complex in Greenville, SC.

(3)	Acquired in 2019, an initial 0.02% non-controlling member interest in National Lending, LLC (“National Lending”), whose activities are further described in Note 7, Related Party Arrangements.

As of and for the six months ended June 30, 2020, the condensed financial position and results of operations of the Company’s material equity basis investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Mosby Ingleside JV, LLC As of June 30, 2020	Mosby Poinsett JV, LLC As of June 30, 2020	National Lending, LLC As of June 30, 2020
Real estate assets, net	$40,177	$31,866	$-
Other assets	1,196	978	47,416
Total assets	$41,373	$32,844	$47,416

Mortgage notes payable	$36,000	$29,950	$-
Other liabilities	582	603	-
Equity	4,791	2,291	47,416
Total liabilities and equity	$41,373	$32,844	$47,416
Company’s equity investment, net	$13,415	$12,594	$2,427

Condensed income statement information:	Mosby Ingleside JV, LLC For the Six Months Ended June 30, 2020	Mosby Poinsett JV, LLC For the Six Months Ended June 30, 2020	National Lending, LLC For the Six Months Ended June 30, 2020
Total revenue	$2,407	$2,102	$311
Total expenses	2,975	2,677	14
Net income (loss)	$(568)	$(575)	$297
Company's equity in earnings (losses) of investee	$(483)	$(489)	$11
Company’s share of origination costs within equity	$-	$-	$-

As of December 31, 2019, the condensed financial position of the Company’s equity basis investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Mosby Ingleside JV, LLC As of December 31, 2019	Mosby Poinsett JV, LLC As of December 31, 2019	National Lending, LLC As of December 31, 2019
Real estate assets, net	$41,369	$32,974	$-
Other assets	671	504	19,313
Total assets	$42,040	$33,478	$19,313

Mortgage notes payable	$35,958	$29,923	$-
Other liabilities	266	254	-
Equity	5,816	3,301	19,313
Total liabilities and equity	$42,040	$33,478	$19,313
Company’s equity investment, net	$14,286	$13,452	$3

The Company did not have any investments in companies accounted for under the equity method of accounting for the period February 1, 2019 (inception) to June 30, 2019.

4.	Real Estate Debt Investments

As of June 30, 2020 and December 31, 2019, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these financial statements. The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt investments:	For the Six Months Ended June 30, 2020	For the Period February 1, 2019 (Inception) to December 31, 2019
Beginning balance	$16,533	$-
Investments(1)	-	17,495
Principal repayments(2)	-	(962)
Ending balance	$16,533	$16,533

(1)	Investments as of June 30, 2020 and December 31, 2019 include two preferred equity investments and one senior debt investment added during the period February 1, 2019 (inception) to December 31, 2019.

(2)	The principal repayment includes partial repayment from one preferred equity investment during the period February 1, 2019 (inception) to December 31, 2019.

As of June 30, 2020 and December 31, 2019, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Accrued interest, PIK, represents accruable interest payable by related real estate debt investments upon maturity.

The following table presents the Company’s investments in real estate debt investments, as of June 30, 2020 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Senior Debt	1	$3,000	$-	$3,000
Preferred Equity	2	13,533	-	13,533
Balance as of June 30, 2020	3	$16,533	$-	$16,533

(1)	For debt and preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2019 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost(1)	Future Funding Commitments	Carrying Value
Senior Debt	1	$3,000	$-	$3,000
Preferred Equity	2	13,533	-	13,533
Balance as of December 31, 2019	3	$16,533	$-	$16,533

(1)	For debt and preferred equity investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.

The following table presents certain information about the Company’s investments in real estate debt investments, as of June 30, 2020, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	1	$3,000	$-	$-	$-
Preferred Equity	2	-	-	13,533	-
Balance as of June 30, 2020	3	$3,000	$-	$13,533	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2019, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior Debt	1	$3,000	$-	$-	$-
Preferred Equity	2	-	-	3,313	10,220
Balance as of December 31, 2019	3	$3,000	$-	$3,313	$10,220

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least semi-annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2020 and December 31, 2019, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members and distributions relating to the Sponsor and its affiliates for the six months ended June 30, 2020 and the period February 1, 2019 (Inception) to December 31, 2019 (all tabular amounts are in thousands except per share data):

	Members						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of June 30, 2020	Payment Date	Total Declared
February 1, 2020 through February 29, 2020	0.0026712329	$374		01/26/2020	$374	04/09/2020	$2
March 1, 2020 through March 31, 2020	0.0030136986	453		02/26/2020	453	04/09/2020	1
April 1, 2020 through April 30, 2020	0.0021917808	319		03/30/2020	-	07/09/2020	1
May 1, 2020 through May 31, 2020	0.0023287671	350		04/29/2020	-	07/09/2020	1
June 1, 2020 through June 30, 2020	0.0023287671	339		05/27/2020	-	07/09/2020	-
July 1, 2020 through July 31, 2020	0.0023287671	349	(2)	06/29/2020	-	10/21/2020	-
Total		$2,184			$827		$5

	Members						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2019	Payment Date	Total Declared
September 1, 2019 through October 1, 2019	0.0020547945	$67		08/29/2019	$67	10/09/2019	$1
October 2, 2019 through October 31, 2019	0.0023287671	182		10/01/2019	-	01/13/2020	-
November 1, 2019 through November 30, 2019	0.0025342466	307		10/31/2019	-	01/13/2020	1
December 1, 2019 through December 31, 2019	0.0031506849	456		11/26/2019	-	01/13/2020	1
January 1, 2020 through January 31, 2020	0.0027397260	398	(3)	12/23/2019	-	04/09/2020	-
Total		$1,410			$67		$3

(1)	Total distributions declared to related parties are included in total distributions declared to all members.

(2)	The liability for the July 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2020 financial statements, and is scheduled to be paid within three weeks after the end of September 2020.

(3)	The liability for the January 2020 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2019 financial statements. This amount was subsequently determined to be approximately $401,000.

6.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2020 and December 31, 2019, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments, and notes payable to related parties. With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2020 and December 31, 2019, management estimated the fair value of our real estate debt investments including PIK interest to be approximately $16.7 million and $16.6 million, respectively.

7.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2020 and for the period February 1, 2019 (inception) to June 30, 2019.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2020 and for the period February 1, 2019 (inception) to June 30, 2019, the Manager incurred approximately $6,000 and $0 of costs on our behalf, respectively. Of these amounts, approximately $3,000 and $1,000 were due and payable as of June 30, 2020 and December 31, 2019, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which until December 31, 2019 was based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The Manager has agreed, for a period from inception until December 31, 2019 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

Accordingly, during the six months ended June 30, 2020 and the period February 1, 2019 (inception) to June 30, 2019, we incurred asset management fees of approximately $203,000 and $0, respectively. As of June 30, 2020 and December 31, 2019, approximately $101,000 and $0, respectively of asset management fees remained payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2020 and the period February 1, 2019 (inception) to June 30, 2019, no development management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2020 and December 31, 2019, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2020 and June 30, 2019, no special servicing fees have been incurred.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. As of June 30, 2020 and December 31, 2019, no disposition fees are payable to the Manager. For the six months ended June 30, 2020 and June 30, 2019, no disposition fees have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2020 and the period February 1, 2019 (inception) to December 31, 2019, the Company purchased zero and one investment, respectively, that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2020 and the period February 1, 2019 (inception) to June 30, 2019, fees of approximately $5,000 and $0, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares, as of June 30, 2020 and December 31, 2019. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the six months ended June 30, 2020 and the period February 1, 2019 (inception) to June 30, 2019, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp is a member of the Company and held 500 shares as of June 30, 2020 and December 31, 2019.

For the six months ended June 30, 2020 and the period February 1, 2019 (inception) to June 30, 2019, the Sponsor incurred approximately $11,000 and $0, respectively, of costs on our behalf. Of these amounts, $1,000 and $0 were due and payable as of June 30, 2020 and December 31, 2019, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 20, 2020 the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. As of June 30, 2020, and December 31, 2019, the Company has contributed approximately $2.4 million and $3,000 for a 5.2% and a 0.02% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREITs individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowers are reviewed by the Independent Manager.

During the six months ended June 30, 2020, the Company entered into two separate promissory notes with National Lending. The first note was issued on April 8, 2020 in the principal amount of $1.7 million and the second note was issued on June 29, 2020 in the principal amount of $3.5 million. Both promissory notes bore a 1% interest rate and were to mature one year from the date of issuance. The Company incurred approximately $4,000 in related interest during the six months ended June 30, 2020. As of June 30, 2020, the Company has outstanding accrued interest of approximately $4,000 on these notes.

During the period February 1, 2019 (inception) to December 31, 2019, the Company entered into three separate promissory notes with National Lending. The first note was issued on July 19, 2019 in the principal amount of $3.0 million, the second note was issued on September 30, 2019 in the principal amount of approximately $18.5 million, and the third note was issued on December 2, 2019 in the principal amount of $1.0 million. All three promissory notes bore a 4.5% interest rate and were to mature one year from the date of issuance. The Company incurred approximately $69,000 in related interest during the period February 1, 2019 (inception) to December 31, 2019. As of December 31, 2019, the Company has repaid all cumulative outstanding principal and interest in full on these promissory notes.

8.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

9.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2020 and December 31, 2019, approximately $3,000 and 136,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

10.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 11, 2020, for potential recognition or disclosure.

Offering

As of September 11, 2020, we had raised total gross offering proceeds of approximately $49.8 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 4,985,000 of our common shares.

Principal Repayments

As of September 11, 2020, the Company received full repayment for one real estate investment in the amount of approximately $10.2 million plus outstanding interest.

Payoff of Promissory Notes from National Lending

On August 26, 2020, the Company fully repaid National Lending for two existing promissory notes in the amount of approximately $5.2 million, including approximately $12,000 of accrued interest. As of September 11, 2020, there is no longer outstanding principal or accrued interest related to the promissory notes with National Lending.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact to occupancy and corresponding rental income from its investments in equity method investees or interest receivable from its real estate debt investment. The Company is unable to quantify the impact COVID-19 may have on its financial results on an ongoing basis.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form DOS filed on March 7, 2019)
2.2*	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on May 10, 2019)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Appendix B to the Company’s Offering Circular filed on May 23, 2019)
6.1*	Form of License Agreement between Fundrise Income eREIT 2019, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form DOS filed on March 7, 2019)
6.2*	Form of Distribution Support Agreement between Fundrise Income eREIT 2019, LLC and Fundrise, LP (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form DOS filed on March 7, 2019)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s Form DOS filed on March 7, 2019)

*	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on September 11, 2020.

Fundrise Income eREIT 2019, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 11, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer of	September 11, 2020
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)